[CAE Logo]	Press Release

CAE reports third-quarter results

Montreal, February 11, 2004 (NYSE: CGT; TSX: CAE) CAE today reported earnings from continuing operations and net earnings for the third quarter ending December 31, 2003, of C$21.4 million (9 cents per share) - a 42% increase from C$15.1 million (7 cents per share) in the second quarter and a decrease of 32% from C$31.5 million (14 cents per share) last year. Operating earnings rose 22% from the prior quarter to C$33.4 million, while consolidated revenue grew 24% from the second quarter to reach C$304.9 million.

Operating earnings continued to be impacted by reduced contributions from both the Civil and Military Simulation and Training units ("Civil" and "Military") partially offset by higher operating earnings in the Marine Controls ("Marine") unit. The reduction in Civil and Military operating earnings is attributable primarily to adverse civil aviation market conditions affecting volume and prices, new programs and prototypes generating higher initial costs, the dramatic shift in the Canada-U.S. foreign exchange rate and the recognition of higher long-term compensation expenses. The decline in operating earnings was offset partially by a reduction in third quarter interest and tax expense relative to last year.

Nine-month earnings from continuing operations stand at C$51.6 million (23 cents per share), with 42% of the year-to-date earnings generated in the third quarter. Net earnings year-to-date are C$49.7 million (22 cents per share) compared with C$92.0 million (42 cents per share) in the prior year. Foreign exchange impacts reduced third-quarter and year-to-date earnings by two and eight cents per share respectively relative to the prior year. Year-to-date revenue of C$793.9 million compares to C$818.3 million in the same period last year. The backlog of C$2.2 billion at December 31 was constant with the September 30 level.

President and CEO Derek H. Burney stated, "These results, together with increasing orders for our Civil and Military businesses, confirm that the second half of the fiscal year should be stronger than the first."

CAE's net debt, defined as long-term debt less cash and short-term investments, increased C$46.0 million from the second quarter, but decreased C$195.9 million year-to-date. The quarterly increase in net debt reflects a higher level of accounts receivable in the execution of three major programs: the helicopter simulation program for the German military, the Chinook simulator for the government of Singapore and the Astute control system contract for BAE Systems. Substantially all of the receivables for these programs (totalling in excess of C$75 million) are expected to be collected over the next nine months. The C$195.9 million reduction in net debt year-to-date is mainly attributable to the receipt of C$168.0 million from the issuance of common shares and proceeds of C$122.5 million received from sale and leaseback transactions completed earlier in the year, partially offset by higher non-cash working capital. Capital expenditures continue to be significantly lower than last year's, with third-quarter expenditures of C$6.6 million versus C$52.0 million last year and year-to-date capital spending of C$65.3 million compared to C$182.9 million in the prior fiscal year.

Business Unit Highlights

Civil reported third-quarter operating earnings of C$10.9 million compared to C$9.9 million in the second quarter and C$29.2 million in the prior year period. The reduction in operating earnings and margins relative to the prior year is mainly attributable to the compounding effect of lower production volumes, lower U.S. dollar prices and a stronger Canadian dollar. Revenue for the third quarter of C$112.5 million is constant with the prior quarter but 19% below the prior year, despite an increase in training revenue. Nine-month revenue of C$332.9 million is down 12% from last year. Civil has secured 14 orders for new full-flight simulators as of today compared to the 11 orders received during the entire prior fiscal year.

Capacity utilization of Civil's installed training base of 94 simulators increased to 65% during the third quarter compared to 60% last year. Training revenue increased 6% from the prior year despite pricing pressures and the shift in the Canada-U.S. exchange rate. Net of foreign exchange impacts, training revenue increased 19% in the third quarter and 21% year-to-date. Training now accounts for approximately 60% of Civil's total revenue compared to 47% last year.

Civil is meeting the demand in the fast-growing Chinese and Middle East markets by expanding the scale of its Chinese training joint venture with China Southern through the installation of a seventh simulator; and the scope of its training centre in the Emirates through the introduction of a Bell 412 helicopter simulator and a second Boeing 737 NG.

Military generated third-quarter operating earnings of C$12.6 million compared to C$11.8 million in the second quarter and C$16.7 million in the prior fiscal year. Third-quarter revenue of $141.6 million represents a 41% increase over second-quarter revenue of C$100.4 million and a 32% increase over the C$107.4 million recorded in the prior year. The increase in revenue is attributable to a contribution from the Night Time Flying (NTF) helicopter simulation program for the German government and the Eurofighter 2000 program. The decline in Military's margins is attributable to foreign exchange impacts, a changing program mix (with new programs generating higher start-up costs) and higher bid and proposal costs incurred in pursuit of major programs. In addition, results in the third quarter were affected by the diluted margin relative to total NTF program revenues, with CAE having subcontracted work generating half of the program revenues in its role as prime contractor.

During the first nine months of the year, Military secured new and committed orders totalling C$333 million, compared to the C$285 million in orders generated over the entire prior fiscal year. Among the new third-quarter orders was a subcontract from Lockheed Martin valued in excess of C$125 million to provide C-130J training for the U.S. Air Force. Subsequent to the end of the third quarter, the CAE-Thales team was selected as the preferred bidder to provide a range of NH90 helicopter training systems throughout Europe in a program valued initially at C$650 million.

Marine generated third-quarter operating earnings of C$9.9 million, up 77% from the second quarter and 6% from the prior year. Revenues increased 17% from the prior year and 48% from the prior quarter to reach C$50.8 million. The increase in revenue and earnings from the prior quarter is attributable to contributions from the Astute, Malaysian and Indian navy programs. The reduction in margins compared to last year is due primarily to foreign exchange impacts. During the third quarter, Marine secured a C$16-million contract from the Indian navy to supply controls for three new landing ships. In January, the world's largest passenger ship, the Queen Mary 2, completed its maiden voyage, with its vital machinery, electrical and safety systems controlled by CAE's software-based integration automation system.

CAE is a leading provider of integrated training solutions and advanced simulation and controls technologies to civil aviation, military and marine customers. The company generates annual revenues in excess of C$1 billion and employs more than 5,500 people in Canada, the United States and around the globe.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

On the web: www.cae.com

For more information:	Source:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at December 31 2003	as at March 31 2003
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$ 87.5	$ 17.1
Short-term investments	2.9	2.6
Accounts receivable	398.3	373.1
Inventories	181.8	136.3
Prepaid expenses	16.4	14.0
Income taxes recoverable	49.4	25.7
Future income taxes	1.5	3.5
	737.8	572.3
Restricted Cash	6.8	14.4
Assets of discontinued operations	-	50.0
Property, plant and equipment, net	828.5	930.4
Future income taxes	83.8	85.7
Intangible assets	157.0	171.7
Goodwill	342.6	366.8
Other assets	169.3	165.2
	$2,325.8	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 343.7	$ 413.3
Deposits on contracts	93.6	101.2
Long-term debt due within one year	14.4	13.4
Future income taxes	42.8	42.4
	494.5	570.3
Liabilities of discontinued operations	-	17.9
Long-term debt	671.8	798.0
Long-term liabilities	169.4	139.6
Future income taxes	80.9	80.5
	1,416.6	1,606.3

Shareholders' Equity
Capital stock	366.9	190.5
Contributed surplus	0.9	-
Retained earnings	555.2	531.2
Currency translation adjustment	(13.8)	28.5
	909.2	750.2
	$2,325.8	$2,356.5

Consolidated Statements of Earnings
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Revenue
Civil Simulation and Training	$ 112.5	$ 139.6	$ 332.9	$ 379.5
Military Simulation and Training	141.6	107.4	341.6	321.9
Marine Controls	50.8	43.3	119.4	116.9
	$ 304.9	$ 290.3	$ 793.9	$ 818.3
Operating earnings
Civil Simulation and Training	$ 10.9	$ 29.2	$ 27.4	$ 86.7
Military Simulation and Training	12.6	16.7	36.7	51.5
Marine Controls	9.9	9.3	20.4	22.9
Earnings from continuing operations before interest and income taxes	33.4	55.2	84.5	161.1
Interest expense, net	5.2	9.0	19.1	25.8
Earnings from continuing operations before income taxes	28.2	46.2	65.4	135.3
Income taxes	6.8	14.7	13.8	43.3
Earnings from continuing operations	$ 21.4	$ 31.5	$ 51.6	$ 92.0
Results of discontinued operations	-	-	(1.9)	-
Net earnings	$ 21.4	$ 31.5	$ 49.7	$ 92.0
Basic and diluted earnings per share from continuing operations	$ 0.09	$ 0.14	$ 0.23	$ 0.42
Basic and diluted earnings per share	$ 0.09	$ 0.14	$ 0.22	$ 0.42
Average number of shares outstanding	246.5	219.4	228.7	219.4

Consolidated Statements of Retained Earnings
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Retained earnings at beginning of period as previously reported	$ 541.2	$ 487.9	$ 531.2	$ 446.8
Adjustment for change in accounting policies	-	-	-	(6.4)
Retained earnings at beginning of period as restated	541.2	487.9	531.2	440.4
Share issue costs (net of taxes of $2.4 million)	-	-	(5.1)	-
Net earnings	21.4	31.5	49.7	92.0
Dividends	(7.4)	(6.7)	(20.6)	(19.7)
Retained earnings at end of period	$ 555.2	$ 512.7	$ 555.2	$ 512.7

Consolidated Statements of Cash Flow
	three months ended December 31		nine months ended December 31
(amounts in millions of Canadian dollars)	2003	2002	2003	2002
	(Unaudited)		(Unaudited)
Operating activities
Earnings from continuing operations	$ 21.4	$ 31.5	$ 51.6	$ 92.0
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	19.5	17.5	54.4	50.6
Future income taxes	7.3	4.5	(0.2)	9.9
Investment tax credit	(4.3)	(6.8)	(16.4)	(14.6)
Other	(7.6)	(2.9)	(10.4)	(9.8)
Increase in non-cash working capital	(74.0)	(27.5)	(160.2)	(105.9)
Net cash provided by (used in) continuing operating activities	(37.7)	16.3	(81.2)	22.2
Investing activities
Short-term investments, net	1.9	(0.3)	(0.4)	13.1
Capital expenditures	(6.6)	(52.0)	(65.3)	(182.9)
Proceeds from disposition of businesses	-	-	22.3	25.0
Proceeds from sale and leaseback of assets	-	-	122.5	92.2
Development costs	(4.7)	(6.9)	(7.5)	(15.5)
Deferred pre-operating costs	(5.7)	(2.1)	(6.0)	(7.9)
Other assets	9.4	(1.7)	7.5	(15.3)
Net cash provided by (used in) continuing investing activities	(5.7)	(63.0)	73.1	(91.3)
Financing activities
Proceeds from long-term debt	72.5	99.1	386.1	250.4
Repayments of long-term debt	(48.0)	(30.3)	(454.2)	(178.6)
Dividends paid	(7.2)	(6.5)	(20.1)	(19.6)
Common stock issuances	0.3	0.4	175.9	3.8
Share issue costs	(0.5)	-	(7.5)	-
Other	3.2	(4.6)	1.4	(9.5)
Net cash provided by continuing financing activities	20.3	58.1	81.6	46.5
Net cash provided by discontinued activities	-	5.2	3.3	7.8
Effect of foreign exchange rate changes on cash and cash equivalents	(4.5)	(10.2)	(6.4)	(5.1)
Net increase (decrease) in cash and cash equivalents	(27.6)	6.4	70.4	(19.9)
Cash and cash equivalents at beginning of period	115.1	62.5	17.1	88.8
Cash and cash equivalents at end of period	$ 87.5	$ 68.9	$ 87.5	$ 68.9